content launch

Content Marketing Platform

The Industry's 1st "Content Plan to Production" Engine

The Problem

Companies need content marketing to stay relevant, but quality content is expensive and time-intensive to plan, create, and distribute.

The Solution

Easy and impactful content marketing with Content Launch's patent-pending platform.

Currently, marketers:

- Don't know where to start
- Run out of ideas
- Don't know how to connect effectively with their audience
- Don't have access to great writers
- Waste time and money on manual content, planning & distribution

ONE PLATFORM, EVERY PROBLEM SOLVED

- Turnkey Content Topic & Ideation Tools
- Topic Curation & Generation System
- Proprietary Talent Marketplace
- Built-in integrations and automation
- Content Scoring Tool



PLAN
CREATE
DISTRIBUTE
MANAGE
content launch


CONTENT PLAN TO PRODUCTION ENGINE
USER QUESTIONS:
PULL IN DATA FROM VARIOUS SOURCES:
INTENT:
CUSTOMIZED CONTENT PRESCRIPTION
PRODUCTION:
URL?
INDUSTRY?
B2B OR B2C?
AUDIENCE?
KEYWORD PHRASES?
KEY COMPETITOR?
BUDGET FOR CONTENT?
ETL ENGINE
BUILD YOUR BRAND
GENERATE LEADS
IMPROVE SEO
ORDER THIS CONTENT?

We're solving every content marketing problem with one innovative, intuitive platform... for *all companies.*


content launch
HOW GREAT IS YOUR CONTENT?
Find out now...
GET YOUR ANSWER
content launch
Submit
Ad Funds
$50

- Content "prescription" tool: provided 3K+ custom content plans so far
- Unique content ordering plugin with huge partner channel potential.
- Easy-to-understand content scoring tool

CONTENT PLAN TO PRODUCTION ENGINE


USER QUESTIONS:
URL?
INDUSTRY?
BRB OR B2C?
AUDIENCE?
KEYWORD PHRASES?
KEY COMPETITOR?
BUDGET FOR CONTENT?
PULL IN DATA FROM VARIOUS SOURCES:
Google Search Console
GOOGLE SEARCH
BUZZSUMO
INDUSTRY DATABASES
ETL ENGINE
GOOGLE ANALYTICS
SEM RUSH
ahrefs
AH REFS
INTENT:
BUILD YOUR BRAND
GENERATE LEADS
IMPROVE SEO
CUSTOMIZED CONTENT PRESCRIPTION
INCLUDES SUBJECTS & QUANTITIES
BLOG POSTS
SOCIAL POSTS
EBOOKS & WHITE PAPERS
BLOG POSTS
SOCIAL POSTS
EBOOKS & WHITE PAPERS
BLOG POSTS
SOCIAL POSTS
EBOOKS & WHITE PAPERS
PRODUCTION:
ORDER THIS CONTENT?
✓ We pair order with writer.
✓ Displays Suggested Titles.
✓ Potential ROI.

AI-powered, patents-pending platform

Over 3k custom content plans generated

Bootstrapped & $600K raised

$30-50K monthly recurring revenue

In talks to acquire a competitor

A Winning Strategy and Business Plan

- 3 tier subscription
- $650/user/month average (in content orders)
- 70 active clients
- 15 new accounts signed in August
- 3 new contracts worth over $400K in the pipeline



GRADUATE COMMUNICATIONS

MediaMobz

maxburst
web design • development • marketing

BEEBY CLARK+MEYLER

SOCIALLYPRESENT
BUILDING BRANDS • TELLING STORIES

EMPIST

ConnectionModel

BAD RHINO



We're enjoying using Content Launch. We get GREAT content from your writers and the platform is really easy to use!

Mark Bealin, Search Lab Chicago



Content Launch gives us everything we need to produce awesome content and manage the workflow.

Todd Ochsner, Roni Hicks Marketing Agency



Words drive traffic for websites. Outsourcing content projects to Content Launch when our in-house resources are spread too thin has been a breeze for Hubspot.

Kevin Linehan, Executive, Hubspot

Content Launch niche:
Small to midsize marketing agencies & SMBs

TAM: $1Billion <1% of Annual Digital Market Spend

SAM: $100 Million

SOM: $50 Million

"Global content marketing software market: 18.4% growth rate through 2023. "It should surge to $9 billion by 2023"

\- ReportLinker

TEAM



Jon Wuebben
Founder & CEO



Scott Morey
VP, Agency Sales



Chris Dalton
VP, Direct Sales and Partnerships



Travis Fawcett
CTO


FUTURE O
Winning in the


CONTENT RICH
Writing Your Way to Wealth on the Web
JON WUEBBEN


CONTENT IS CURRENCY
Developing Powerful Content for Web and Mobile
JON WUEBBEN


FUTURE MARKETING
WINNING IN THE PROSUMER AGE
JON WUEBBEN

Powerhouse of deep content marketing, software engineering & SaaS expertise.

CEO Jon Wuebben is marketing industry leader (author & conference speaker).

What do the next 2 years look like for Content Launch?

Q4 - FY22

Launch content ordering plugin/API to enable users of third-party marketing platforms to purchase content directly from their software

Q1 - FY23

Launch enterprise-level dashboard platform to raise ACVs.

Q2 - FY23

Increase content purchasing volume and begin sourcing new freelancers.

Q3 - FY23

Expand functionality of content ordering plugin to include content planning using A.I.

Q4 - FY23

Expand content types to include video, audio, and images.

Q1 - FY24

Develop VR content features.

Revenue Projections

Forward-looking projections cannot be guaranteed

2023
$1.8M

2024
$4M

2025
$8M

Funding

SEEKING $1M SEED

Previous:
Bootstrapped & raised $600K
From angels for 20% ($3m valuation)

Contact: Jon Wuebben, CEO jon@contentlaunch.com / (760) 859-5100